

December 11, 2012

<u>Via E-mail</u>
Baoguo Jiang
Chairman of the Board
Yaboo, Inc.
500 Lake Cook Road Suite 350
Deerfield, IL 60015

> **Re:    Yaboo, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed May 16, 2012**
> **File No. 333-164999**
> **Form 10-Q for Quarterly Period Ended September 30, 2012**
> **Filed November 19, 2012**
> **File No. 333-164999**

Dear Mr. Jiang:

We have reviewed your filings and have the following comment.  Our comment asks you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by providing the requested information.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-Q for the Quarterly Period Ended September 30, 2012</u>

<u>Property, Plant, and Equipment Depreciation, page 10</u>

1.  We note the "Improvement, net" balance of $148,808 on the balance sheet as of September 30, 2012 related to costs incurred in 2009 for remodeling and improvement for re-opening of the restaurant business.  Since you no longer operate a restaurant or any other business, it does not appear there are any probable future economic benefits associated with these costs.  Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions.  You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief